VIA ELECTRONIC TRANSMISSION

July 10, 2013

Laura Hatch

Staff Accountant

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Response to Staff Comments Regarding Miller Convertible Fund October 2012 Annual Report (Files Nos.: 333-146552; 811-22131)

Dear Ms. Hatch:

This correspondence is submitted in response to the Staff's oral comments related to the October 31, 2012 annual report ("Annual Report") for the Miller Investment Trust on behalf of the Miller Convertible Fund (the “Registrant” or the “Fund”). Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1. The Financial Accounting Standards Board requires funds to disclose information that would enable users of their financial statements to understand a fund’s volume of derivative activity. Provide an explanation as to why no such volume disclosure was made in the Annual Report related to the Registrant’s use of total return swaps.

Response:  Note 2 to the Annual Report provides a detailed description of the total return swaps including their economic characteristics, how value is determined, and the purpose of the swaps in the context of the Fund’s strategy.  The note also discloses that, for the year ended October 31, 2012, the net realized loss on swaps was $1,449,980, and the net change in unrealized appreciation was $1,003,345.  The Registrant believes that this information, along with the information regarding the swaps in the Annual Report schedule of investments, statement of assets and liabilities, and statement of changes, discloses the impact on the Fund for the full fiscal year.   The disclosure of net realized losses, and the year-end notional amount in the schedule of investments, are indicators of the level of swap activity.  However, the Registrant has determined that additional information related to the volume of the swap transactions could be helpful and, therefore, the Registrant included in the April 30, 2013 semi-annual report disclosure regarding the average notional amount of the swaps over the reporting period, and will include similar information in future reports.

Comment 2. During the period covered by the Annual Report, the Adviser reimbursed all expenses for Class NF, amounting to $301,472, as a result of the fact that the Adviser contractually agreed to waive management fees and/or make payments to limit Fund expenses so that the total annual operating expenses of the Fund (excluding brokerage fees and commissions, borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; indirect expenses incurred by the underlying funds in which the Fund invests; and extraordinary expenses) do not exceed 0.00% of the average daily net assets of Class NF. While the Adviser had similar agreements in place for the Class A, Class C, and Class I shares (at 1.75%, 2.25%, and 1.25% of the average daily net assets of each class, respectively), no fees were waived and no expenses were reimbursed for those classes during the period covered by the Annual Report. The SEC believes that full reimbursement of Class NF expenses without any waiver or reimbursement related to the other classes may constitute a violation of Rule 18f-3 under the Investment Company Act.  Please provide a legal analysis explaining how Rule 18f-3 has not been violated in this situation.

Response:

Rule 18f-3(b), along with the repeal of the ”preferential dividend” rules in 2010 under the RIC Modernization Act, expressly allows a fund's adviser to waive or reimburse expenses for a specific class.  Rule 18f-3(b) reads as follows: "Expenses may be waived or reimbursed by the company's adviser, underwriter, or any other provider of services to the company."   The Adopting Release (IC-20915, Section A.2.d.) explains that, as proposed, the Rule "would have permitted only waivers or reimbursements by the fund's adviser or underwriter of class expenses, and would not have permitted waivers or reimbursements for specific classes of fund expenses, such as advisory fees."  The Commission deleted the restrictions on waivers in the final rule by deleting the word "class" in order to allow waivers or reimbursements for specific classes of fund expenses.  The Adopting Release further explains that this change was not intended to allow waivers to provide a means for cross-subsidization between share classes. In this case, every investor in the Class NF shares is a client of the investment adviser and pays, at the individual account level, an advisory fee that is equal to or greater than the advisory fee charged at the Fund level.  The adviser could have waived the fee at the separate account level, however a waiver at the separate account level presented operational challenges for the adviser.  Because every shareholder pays an advisory fee (either at the Fund level or at the separate account level) there is no cross-subsidization.   As for the remaining “other expenses,” the additional assets invested in Class NF results in lower expenses for all share classes because of the economies of scale that are realized.  As assets increase, all shareholders benefit because the fixed costs, such as audit, trustee fees, insurance, legal, etc., are paid by a larger asset base.  The fact that the adviser is willing to reimburse these “other expenses” out of its own resources does not constitute a cross-subsidization because the waiver has no impact on the fees charged by the third party vendors for the various services.  In other words, the adviser’s reimbursement of expenses did not increase the expenses paid by the remaining share classes.  Rather, the additional assets invested in the Class NF shares benefitted the remaining share classes.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/JoAnn M. Strasser